Brent D. Fassett

+1 720 566 4025

fassettbd@cooley.com

June 13, 2016

VIA EDGAR AND USPS

United States Securities and Exchange Commission

Office of Mergers and Acquisitions

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Jennifer López

Re:	Alexza Pharmaceuticals, Inc.

Schedule 14D-9 filed on May 23, 2016, amended on June 3, 2016

SEC File No. 005-82505

Ladies and Gentlemen:

On behalf of our client, Alexza Pharmaceuticals, Inc. (“Alexza”), we are hereby electronically filing with the Securities and Exchange Commission (the “Commission”) via EDGAR pursuant to the Securities Exchange Act of 1934, as amended, Amendment No. 2 (the “Second Amendment”) to the Schedule 14D-9, initially filed by Alexza with the Commission on May 23, 2016 and first amended on June 3, 2016 (the “Schedule 14D-9”).

The Second Amendment is being filed in order to supplement certain disclosures in the Schedule 14D-9 and in response to the comments received from the Commission’s Division of Corporation Finance (the “Staff”) by letter dated June 8, 2016 from Jennifer López (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering of the comments set forth in the Comment Letter, the text of which we have incorporated into this response letter for convenience. We are delivering one courtesy copy of the Second Amendment and one courtesy copy of this letter to Ms. López.

Staff Comments and Responses

General

1. Comment. We note that you have applied for confidential treatment of information contained in an exhibit. Please be advised that comments related to your request for confidential treatment will be provided under separate cover.

Response: Alexza respectfully acknowledges the Staff’s comment and advises that Staff that the Company has withdrawn its request for confidential treatment of information contained in the applicable exhibit under separate cover.

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June 13, 2016

Page Two

Reasons for the Alexza Board’s Recommendation, page 23

2. Comment. We note your response to comment 3 with regards to the third bullet point on page 24 that “the milestones in the CVR Agreement are reasonably achievable” based on Alexza’s review of information related to ADASUVE. Please further explain how the board determined that the milestones in the CVR Agreement are reasonably achievable with regards to the other products not related to ADASUVE.

Response: Alexza respectfully acknowledges the Staff’s comment and, as requested, Alexza has revised the referenced disclosure by amending and restating the first bullet point on page 24 of the Schedule 14D-9 as follows:

“the belief of the Alexza Board that the milestones in the CVR Agreement regarding ADASUVE and Alexza’s non-ADASUVE product candidates are reasonably achievable under the applicable timeframes based on the Alexza Board’s review of the terms of past collaborations and potential market size analysis, previous product partnering term sheets, past projections by Alexza’s commercial partners, third-party financial models regarding ADASUVE, Parent’s comments on the value of Alexza’s product candidates in different commercial markets, potential changes in the approved labeling for ADASUVE in the EU and the U.S., the fact that since 2007 Alexza has completed development collaborations for various Staccato-based products other than ADASUVE, third parties continued expressions of interest in potential collaborations for Staccato based products and the greater resources made available through the acquisition of Alexza by Parent;”

Opinion of Financial Advisor – Summary of Material Analysis, page 6

3. Comment. We note your response to comment 4 that Guggenheim Securities, LLC relied solely on your liquidation analysis. Please revise to clarify, as you do in your response, that Guggenheim’s analysis was limited to a comparison of the Offer and the potential liquidation of Alexza. Also, revise to further discuss the company’s liquidation analysis. Refer to Item 1012(b) of Regulation M-A.

Response: Alexza respectfully acknowledges the Staff’s comment and, as requested, Alexza has revised Item 4 of the Schedule 14D-9 by adding the following discussion under the heading “The Solicitation or Recommendation—Background and Reasons for the Recommendation—Liquidation Analysis” to page 23 thereof:

“Liquidation Analysis

In connection with the Offer, Alexza’s senior management reviewed Alexza’s going forward business prospects (as a stand-alone company) as compared to the Offer and prepared a liquidation analysis (the “Liquidation Analysis”) based on Alexza satisfying its existing creditors and other payment obligations. The Liquidation Analysis was prepared assuming both a high and low scenario regarding the distribution to Alexza’s stockholders in a liquidation based on certain assumptions regarding Alexza’s assets and liabilities. The Liquidation Analysis indicated that a liquidation of Alexza would result in its stockholders receiving an estimated liquidation value per share of Alexza common stock of $0.00. Alexza’s senior management prepared the Liquidation

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June 13, 2016

Page Three

Analysis because, as described in further detail under the headings “The Solicitation or Recommendation—Opinion of Financial Advisor—Overview” and “The Solicitation or Recommendation—Opinion of Financial Advisor—Summary of Material Analysis” of this Item 4, if Alexza was unable to complete the Transactions, Alexza would be forced to liquidate its operations. This conclusion was based on, among other factors, the fact that Alexza’s liquidity resources were insufficient to satisfy its outstanding credit and payment obligations, Alexza’s recurring operating losses and recent and prospective negative free cash flow raised substantial uncertainty as to Alexza’s ability to continue as a going concern, the termination of Alexza’s marketing arrangement in the United States for its sole approved product and Alexza’s failure to receive any actionable offers to locate a new marketing partner despite a solicitation process, the unwillingness of Alexza’s existing investors to invest any substantial additional capital in Alexza at reasonable terms, Alexza’s inability to identify any alternative sources of financing at commercially reasonable terms, the probable delisting of Alexza’s common stock from the NASDAQ Capital Market and that the Offer was the only actionable offer to Alexza despite a fulsome solicitation process. As a result, absent the Offer, in the view of Alexza’s senior management, a liquidation was Alexza’s only viable option.

The Liquidation Analysis, prepared as of April 25, 2016 and assuming a liquidation date of May 13, 2016, is as follows (in thousands):

Estimated assets (at May 13, 2016)	Low	High
Cash balance	$3,598	$3,598
Property and equipment	942	2,827
ADASUVE U.S. license (1)	4,000	12,000
Other assets (security deposits) (2)	192	383
Facility lease	0	0

	8,732	18,808

Estimated liabilities (at May 13, 2016)
Severance - two weeks	204	204
Severance - remaining contractual amount in excess of two weeks	1,717	1,717
Other estimated wind down costs	1,729	1,248
Accounts payable	1,351	851
Accrued clinical trial liabilities	429	179
Other accrued liabilities	2,395	1,895
Payment obligation to Atlas	2,000	6,000
Payment obligation to Symphony	400	1,200
Financing obligations to Ferrer	5,000	5,000
Noncurrent portion of financing obligations	20,000	20,000

	35,226	38,295
Estimated assets less estimated liabilities	($26,494)	($19,487)

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June 13, 2016

Page Four

(1)	In preparing the Liquidation Analysis, Alexza’s senior management used an estimated asset value range for the U.S. rights to ADASUVE of $4 to $12 million. This range was determined based on, among other things, market data regarding the product performance of ADASUVE in the United States during Alexza’s commercial partnership with Teva, capital investments that a new partner would need to make in order to commercialize ADASUVE in the United States, ongoing discussions with the FDA regarding ADASUVE’s label restrictions and estimates of potential new collaboration terms.

ADASUVE is subject to a Risk Evaluation and Mitigation Strategy (“REMS”) program and its current label restricts the product to be used only in a hospital setting where upper airway management, including intubation and mechanical ventilation, capability is available. Teva has approached the FDA with a request to modify the REMS and the label to potentially allow ADASUVE to be sold for use in additional facilities, such as, for example, psychiatric hospitals and free-standing psychiatric emergency services. The negotiation with the FDA is ongoing and may result in label and REMS modifications for ADASUVE. If Alexza were to receive the requested label change, management determined a potential asset value of $4 million. Under certain scenarios of an expanded label change, management determined there may be a possibility to increase the value up to $12 million for the U.S. commercial rights to ADASUVE. However, the outcome of discussions with the FDA is unpredictable and cannot be known at this time. This adds a significant variable to the Liquidation Analysis which Alexza’s senior management does not control. For instance, based on the sales data of ADASUVE in the U.S. and the current label restrictions, parties that showed interest in acquiring the U.S. commercial rights to ADASUVE were not willing to pay any upfront payments, but instead offered only royalties on product sales, in which case the asset value would have been lower than $4 million.

(2)	In preparing the Liquidation Analysis, Alexza’s senior management did not give effect to $2.9 million of prepaid expenses and other current assets, because this amount represents primarily a capitalized debt issuance cost related to the Atlas Notes and has no liquidation value.”

Alexza also supplementally advises the Staff that, in accordance with Item 1012(b) of Regulation MA and as requested, Alexza has clarified that Alexza’s board of directors recommendation to Alexza’s stockholders in the Schedule 14D-9 is based in part on the liquidation analysis described above by amending and restating the fourth bullet point on page 24 of the Schedule 14D-9 as follows:

“the belief of the Alexza Board, based on the Liquidation Analysis described in more detail under the section titled “The Solicitation or Recommendation—Background and Reasons for the Recommendation—Liquidation Analysis” of this Item 4, that a liquidation of Alexza would result in its stockholders receiving an estimated liquidation value per share of Alexza common stock of $0.00, which is substantially less than the consideration being offered by Parent;”

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June 13, 2016

Page Five

Additionally, as requested, Alexza has revised the referenced disclosure regarding the analysis performed by Guggenheim Securities, LLC by amending and restating the first paragraph under the heading “The Solicitation or Recommendation—Opinion of Financial Advisor—Summary of Material Analysis” on page 31 of the Schedule 14D-9 as follows:

“In connection with its opinion, Guggenheim Securities reviewed and considered the Liquidation Analysis prepared by Alexza’s senior management and noted that the estimated liquidation value per share of Alexza common stock (i.e., $0.00 per share) in the event of a liquidation or bankruptcy of Alexza was materially less than the Merger Consideration to be received by the holders of Alexza common stock pursuant to the Transactions. As noted above, in arriving at its opinion the only financial analysis Guggenheim Securities reviewed and considered was the Liquidation Analysis. Guggenheim Securities did not analyze any financial forecasts regarding Alexza because Guggenheim Securities was advised by Alexza’s senior management that, as a result of the Special Situational Factors, Alexza no longer had a business plan for continuing as a stand-alone going concern; accordingly, Guggenheim Securities did not perform certain traditional valuation methodologies (including, among others, discounted cash flow analysis, precedent merger and acquisition transaction analysis or comparable company analysis). As a result, Guggenheim Securities’ analysis was limited to a comparison of the Merger Consideration as compared to the estimated liquidation value per share of Alexza common stock. Guggenheim Securities’ presentation of its opinion to the Alexza Board was supplemented by oral discussion, the nature and substance of which may not be fully described herein.”

* * * * *

Alexza respectfully requests the Staff’s assistance in completing the review of the Schedule 14D-9 and the Second Amendment at your earliest convenience. Please advise us if we can provide any further information or assistance to facilitate your review. Please do not hesitate to call me at (720) 566-4012 with any comments or questions regarding the Second Amendment and this letter. We thank you for your time and attention.

Sincerely,

/s/ Brent Fassett
Brent Fassett

cc: Alexza Pharmaceuticals, Inc.
Thomas B. King

Cooley LLP 380 Interlocken Crescent Suite 900 Broomfield, CO 80021-8023

t: (720) 566-4000 f: (720) 566-4099 cooley.com

June 13, 2016

United States Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Re:	Alexza Pharmaceuticals, Inc.

Schedule 14D-9 filed May 23, 2016, amended on June 3, 2016

SEC File No. 005-82505

Ladies and Gentlemen:

In connection with the above-captioned filings, the undersigned hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the United States Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Alexza Pharmaceuticals, Inc.

By:	/s/ Thomas B. King
Name:	Thomas B. King
Title:	President, Chief Executive Officer and Director